FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of July 30, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|            Form 40-F  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |    |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |    |            No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated July 29, 2008 announcing Pixelplus’ stock listing transfer from The Nasdaq Global Market to The Nasdaq Capital Market

Exhibit 99.1

Pixelplus Announces Stock Listing Transfer from The Nasdaq Global Market to The Nasdaq Capital Market

Press Release

SEOUL, South Korea, July 29, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it received approval from The Nasdaq Stock Market’s Listing Qualifications Staff to transfer the listing of its American Depositary Shares from The Nasdaq Global Market to The Nasdaq Capital Market. The transfer is effective at the opening of business on July 30, 2008. Pixelplus’ Nasdaq trading symbol will remain “PXPL.”

The Nasdaq Capital Market is one of the three market tier designations for stocks listed on the Nasdaq Stock Market and presently includes approximately 500 companies. The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market. Securities listed on The Nasdaq Capital Market must satisfy all applicable qualification requirements for Nasdaq securities and all companies listed on The Nasdaq Capital Market must satisfy certain financial requirements and adhere to Nasdaq’s corporate governance standards. The Nasdaq Capital Market is not related to, nor does it operate similarly to over-the-counter markets, including the OTCBB and Pink Sheets.

The listing transfer is part of the Company’s action taken in response to the notification received from the Nasdaq Listing Qualifications Staff on July 22, 2008 regarding Pixelplus’ non-compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 4450(a)(3). As of March 31, 2008, the Company’s stockholder equity was $8,433,000, which satisfies the minimum stockholders’ equity requirement for listing on The Nasdaq Capital Market.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

July 30, 2008